SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, $0.006 par value

(Title of Class of Securities)

56804Q102

(CUSIP Number of Class of Securities)

Ryan J. York

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) R. Kirk Mathewson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,500,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person IN

Pages 2 of 7

CUSIP No. 56804Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ditty Properties, Inc. 91-1135050
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,500,000
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,500,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person CO

Pages 3 of 7

CUSIP No. 56804Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ditty Properties Limited Partnership 91-1134869
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person PN

Item 1.

(a)	The name of the issuer is Marina Biotech, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is P.O. Box 1559, Bothell, Washington 98041.

Item 2.

(a)	This statement (this “Statement”) is being filed by R. Kirk Mathewson, the President and sole shareholder of Ditty Properties, Inc., a Washington corporation (“Ditty Inc.”), which serves as the general partner of Ditty Properties Limited Partnership, a Washington limited partnership (the “Ditty LP”) (all of the foregoing, collectively, the “Filers”). Ditty LP is a limited partnership formed for the purpose of holding interests in real property. Ditty LP directly owns the shares of common stock reported in this Statement. Mr. Mathewson and Ditty Inc. may be deemed to share with Ditty LP (and not with any third party) voting and dispositive power with respect to such shares.

(b)	The Principal Business Office of the Filers is 10510 Northrup Way #300, Kirkland, Washington 98033.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock, $0.0006 par value, of the Issuer.

(e)	The CUSIP number for Common Stock of the Issuer is 56804Q102.

Item 3.

Not Applicable.

Item 4.	Ownership

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 25,633,061 shares outstanding as of August 7, 2014, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2014

R. Kirk Mathewson Ditty Properties, Inc. Ditty Properties Limited Partnership

/s/ R. Kirk Mathewson
R. Kirk Mathewson, for himself and as President of Ditty Properties, Inc., for itself and as General Partner of Ditty Properties Limited Partnership

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G (including amendments thereto) to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of common stock of Marina Biotech, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 10, 2014

R. Kirk Mathewson Ditty Properties, Inc. Ditty Properties Limited Partnership

By: /s/ R. Kirk Mathewson
R. Kirk Mathewson, for himself and as President of Ditty Properties, Inc., for itself and as General Partner of Ditty Properties Limited Partnership